Jim Slear

Direct: 202.955.8578

Fax: 202.530.9625

JSlear@gibsondunn.com

May 26, 2010

SUBMITTED VIA EDGAR

Mr. Pradip Bhaumik

Special Counsel

Office of Global Security Risk

Securities and Exchange Commission

100 F. Street, N.E.

Washington DC 20549-3628

Re:	Initial Response of CommScope Inc. (“CommScope”)

to Office of Global Security Risk’s May 18, 2010 Comment

Form 10K, FY 2008

File 1-12929

Dear Mr. Bhaumik:

On May 18, 2010, your office issued a comment in which it requested information regarding CommScope’s April 30, 2010 response to the Office of Global Security Risk’s November 13, 2009 comment. The May 18, 2010 comment requested that CommScope respond within 10 days or inform the Office of Global Security Risk when it will respond. On behalf of CommScope, we hereby inform you that CommScope intends to submit its response by June 14, 2010.

Sincerely,

/s/ Jim Slear
Jim Slear
Counsel to CommScope Inc.